Exhibit-12
EXHIBIT 12.1 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Year ended December 31,
		2006	2005	2004	2003	2002
	Earnings before fixed charges:
	Income before allocation of minority interest and income from investments in unconsolidated subsidiaries (1)	$178,368	$228,128	$156,179	$154,263	$152,004
Add:	Interest expense	115,328	115,255	103,164	103,915	97,228
	Depreciation expense on cap’d interest	4,437	3,829	3,442	3,140	2,944
	Amortization of deferred financing costs	4,256	4,359	3,863	3,638	3,579

	Earnings before fixed charges	$302,389	$351,571	$266,648	$264,956	$255,755

	Fixed charges:
	Interest expense	$115,328	$115,255	$103,164	$103,915	$97,228
	Amortization of deferred financing charges	4,256	4,359	3,863	3,979	4,015
	Capitalized interest	30,837	17,748	13,242	10,947	16,498

	Fixed charges	150,421	137,362	120,269	118,841	117,741

	Preferred share distributions	—	—	—	—	7,242
	Preferred unit distributions	13,691	12,095	11,844	12,416	11,619

	Combined fixed charges	$164,112	$149,457	$132,113	$131,257	$136,602

	Ratio of earnings to fixed charges	2.01	2.56	2.22	2.23	2.17

	Ratio of earnings to combined fixed charges	1.84	2.35	2.02	2.02	1.87

(1)	Amounts for the years ended December 31, 2006, 2005, 2005, 2003 and 2002 have been reclassified to present properties that have been sold during 2006. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.